EXHIBIT 4.2
DESCRIPTION OF COMMON STOCK
3D Systems Corporation, a Delaware corporation (“us”, “we” or the “Company”), has registered its common stock, par value $0.001 per share (“common stock”), under Section 12 of the Securities Exchange Act of 1934, as amended.
The following description of our common stock is a summary, which is not intended to be complete. The summary is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (“Certificate of Incorporation”), and Amended and Restated By-Laws (“By-Laws”), both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.2 is a part. We encourage you to read the Certificate of Incorporation, By-Laws and applicable provisions of the Delaware General Corporation Law (“DGCL”), as amended, for additional information.
General
The Company is currently authorized to issue up to 220,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001 per share (“preferred stock”).
Common Stock
Our common stock is traded on the New York Stock Exchange under the symbol “DDD.” Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors. Action on a matter generally requires that the votes cast in favor of the action exceed the votes cast in opposition. Holders of our common stock do not have cumulative voting rights or preemptive rights to purchase additional shares of our common stock.

Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive such dividends as may be declared from time to time by our Board of Directors from funds legally available therefor. We do not currently pay cash dividends on our common stock, and we currently intend to retain any future earnings for use in our business. Any future determination as to the declaration of dividends on our common stock will be made at the discretion of the Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by the Board of Directors, including the applicable requirements of the DGCL, which provides that dividends are payable only out of surplus or current net profits. In addition, the payment of dividends on our common stock may be restricted by the provisions of credit agreements or other financing documents that we may enter into or the terms of securities that we may issue from time to time.
Holders of our common stock are entitled to share ratably in our net assets upon our dissolution, liquidation or winding-up, after payment or provision for all liabilities and any pari passu or preferential liquidation rights of our preferred stock then outstanding.
The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, those of the holders of any shares of our preferred stock that we may issue in the future.
Provisions of Certificate of Incorporation and By-Laws
Our Certificate of Incorporation and By-Laws contain provisions that may make it more difficult or expensive for a third party to effectuate a tender offer, change in control or takeover, even if such a transaction would be beneficial to our stockholders. In particular, our Certificate of Incorporation and By-Laws include provisions that:
•permit our directors to fill vacancies on our Board of Directors;
•require stockholders to give us advance notice to nominate candidates for election to our Board of Directors or to make stockholder proposals at a stockholders’ meeting;

•permit a special meeting of our stockholders to be called only by approval of a majority of the directors, the chief executive officer, the president or the written request of holders owning at least a majority of the voting power of the outstanding capital stock entitled to vote on the election of directors;
•permit our Board of Directors to issue, without the approval of our stockholders, preferred stock with such terms as our Board of Directors may determine; and
•permit the authorized number of directors to be changed only by a resolution of the Board.
Delaware Anti-Takeover Provision
We are subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date on which that person became an interested stockholder unless:
•prior to the time the stockholder became an interested stockholder, the corporation’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;
•the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or
•the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.
Although a corporation may elect not to be governed by Section 203, we have not made this election.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021.